SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of March, 2016

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

AVIVA PLC ("Aviva")

2015 FINAL DIVIDEND ON AVIVA PLC ORDINARY SHARES AND

DIVIDEND ON 8 3/4% CUMULATIVE IRREDEEMABLE PREFERENCE SHARES

10 March 2016

Aviva announces that:

•     On 9 March 2016, the Directors agreed a recommendation to shareholders of a final dividend of 14.05 pence per share on Aviva ordinary shares. The final dividend for the year ending 31 December 2015 will be paid on 17 May
       2016 to shareholders on the Register of Members at 6pm on the record date of 8 April 2016. Holders of Aviva American Depository Receipts (ADRs) will be paid the dividend approximately five business days after the payment to ordinary shareholders.

In compliance with the rules issued by the Prudential Regulation Authority in relation to the implementation of the Solvency II (SII) regime and other regulatory requirements to which the Group is subject under the SII regime, the dividend is required to remain cancellable at any point prior to it becoming due and payable on 17 May 2016 and to be cancelled if, prior to payment, the Group ceases to hold capital resources equal to or in excess of its Solvency Capital Requirement, or if that would be the case if the dividend was paid. The directors have no intention of exercising this cancellation right, other than where required to do so by the Prudential Regulation Authority.

•      On 9 March 2016, the Directors declared a dividend of 4 3/8% per share on 8 3/4% Cumulative Irredeemable Preference Shares. The dividend for the six month period ending 30 June 2016 will be paid on 30 June 2016 to shareholders on the Register of Members on the record date of 10 June 2016.

Enquiries:

Liz Nicholls, Head of Shareholder Services                           +44 (0)20 7662 8358
Kirstine Cooper,
Group General Counsel and Company Secretary                 +44 (0)20 7662 6646

Aviva plc
St Helen's, 1 Undershaft
London EC3P 3DQ
Registered in England
Number 2468686

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 10 March, 2016
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary